
CRONOS




02033874

Cronos Global Income Fund XVI, L.P.

2001 Annual Report

April 30, 2002

To The Limited Partners in Cronos Global Income Fund XVI, L.P.:

Enclosed herein is the annual report for Cronos Global Income Fund XVI, L.P. (the "Partnership") for the year ended December 31, 2001. In this report, we discuss prevailing economic and market conditions and their effect on Partnership operations during the period.

The commencement of 2001 was marked by weakness in the U.S. economy, with slowdowns in manufacturing and capital spending, combined with excess container inventories, creating uncertain prospects for the global economy. As the year progressed, this weakness soon spread overseas, with the world's major and developing economies declining in tandem due in large part to a sharp fall-off in demand for foreign-made goods from the U.S. Subsequent to the events of September 11, 2001, uncertainty over the short-term prospects for the world's economies intensified and compounded the global economic slump already underway. This uncertainty weighed heavily on those industries most dependent on world trade and further pressured the business of the Partnership, as well as that of our customers, the shipping lines.

The container leasing industry faced a challenging and difficult year during 2001. The aforementioned economic conditions resulted in reduced demand for leased containers as well as increased off-hire inventories, and contributed to lower utilization and per-diem rental rates. At the same time, the shipping lines have begun taking delivery of larger container ships that had been ordered in prior periods in anticipation of an economic recovery. Due to the sluggish global economy, the excess shipping capacity created by the larger container ships has put added pressure on the business of our customers. They, too, have had to cut costs and reduce excess container inventories.

Although the container leasing industry is dependent upon the volume of world trade, I would like to take this opportunity to provide you with some perspective concerning other factors that influence the market for container leasing. Over the past 10 years, our industry has been witness to a shift in many of the fundamental elements that define our business. These fundamental elements include new container prices, utilization rates and per-diem lease rates, all of which are interrelated and generally serve as performance indicators for the container leasing industry.

As referenced in our quarterly investor reports, the Partnership's revenue is dependent on the supply and demand for its containers, measured by the utilization rate of its fleet, as well as per-diem lease rates. There is also a strong relationship between new container prices and current per-diem lease rates. Dry cargo container per-diem lease rates achieved their highest levels in 1992, while the cost of a new dry cargo container also reached its highest point during the same period. Since that time, new container prices and per-diem lease rates have declined by approximately 50%. Many factors have contributed to these declines, but none has been more influential than China's dominance of global container production. China now accounts for approximately 80% of the world's dry cargo container production. Since 1992, the price of a standard twenty-foot dry cargo container has declined from an average of $2,900 to approximately $1,200 today. Additionally, the aggressive new container purchasing programs of the container leasing companies and shipping lines over the last ten years should not be overlooked. During this period, the availability of low-cost capital resulted in container leasing companies and shipping lines purchasing new containers at levels that contributed to conditions of oversupply. Unforeseen economic events, including the Asian financial crises of the late 1990's and the current global economic slowdown, further exacerbated the oversupply of containers.

As a result of these conditions, the Partnership's operating performance has declined, and you are undoubtedly disappointed – as we are – with these results. Unfortunately, most investors suffered from the effects of the contracting economy over the past year, and the Partnership was no exception. During 2001, we implemented a strategic plan focused on increasing revenues and reducing costs. Key objectives of this plan include the strategic repositioning of containers to areas where we foresee an increase in demand. This ensures that containers are in the right place at the right time to take advantage of specific market opportunities. We also focused on the reduction of costs through our decision to outsource the General Partner's investor services as a means of reducing the costs of the Partnership.

Key domestic and global economic indicators have recently suggested that the world economies may be in the early stages of recovery. It is, of course, impossible to predict the speed or strength of economic recovery, the timing of any significant rebound in the volume of world trade, or the pace of improvement in overall leasing market activity. Yet, we look ahead with growing optimism. While exports from Asia to the U.S. had been weak due to low consumer demand, the container leasing market has recently shown important signs of stability, specifically with respect to Intra-Asia trade. Lease out activities for most Asian locations have improved, and empty containers are being repositioned to the area to meet the current demand. Additionally, since September 11, 2001, the credit markets have tightened, and the availability of capital to container leasing companies, as well as to the shipping lines for the acquisition of new containers, has become scarce. We expect this to have a positive impact on existing container inventories as fewer new containers are added to the worldwide container fleet and as our customers increase the size of their leased fleets to meet the demand created by the world's improving economies. We expect to be an important part of our customers' leasing needs during 2002 by assisting them with their requirements for marine cargo containers, and we are cautiously optimistic regarding the performance and profitability of the Partnership.

Sincerely,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				For the period March 29, 1996 (Commencement of Operations)
	2001	2000	1999	1998	to December 31, 1997
Net lease revenue	$ 2,884,037	$ 3,563,609	$ 2,661,170	$ 3,021,343	$ 3,050,730
Net income	$ 658,243	$ 1,432,067	$ 1,014,965	$ 1,435,413	$ 1,459,018
Net income per unit of limited partnership interest	$ 0.35	$ 0.82	$ 0.56	$ 0.82	$ 0.84
Cash distributions per unit of limited partnership interest	$ 1.15	$ 1.60	$ 1.54	$ 1.50	$ 1.46
At year-end:					
Total assets	$ 24,889,490	$ 27,024,135	$ 23,627,945	$ 25,208,928	$ 26,299,300
Partners' capital	$ 21,094,654	$ 22,365,835	$ 23,627,945	$ 25,208,928	$ 26,299,300

(This Page Intentionally Left Blank)

Independent Auditors' Report

The Partners
Cronos Global Income Fund XVI, L.P.

We have audited the accompanying balance sheets of Cronos Global Income Fund XVI, L.P. (the "Partnership") as of December 31, 2001 and 2000, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, CA
February 15, 2002

Balance Sheets
As of December 31,

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents, includes $1,280,929 in 2001 and $1,132,938 in 2000 in interest-bearing accounts (note 3)	$ 1,295,929	$ 1,379,619
Net lease receivables due from Leasing Company (notes 1 and 5)	222,804	262,463
Total current assets	1,518,733	1,642,082
Container rental equipment, at cost	31,734,297	31,851,392
Less accumulated depreciation	9,205,547	7,337,421
Net container rental equipment (note 1)	22,528,750	24,513,971
Other assets	842,007	868,082
Total assets	$ 24,889,490	$ 27,024,135
Liabilities and Partners' Capital		
Current liabilities:		
Interest payable	$ 12,136	$ 35,000
Current portion of equipment debt (note 6)	840,600	840,600
Total current liabilities	852,736	875,600
Equipment debt less current portion (note 6)	2,942,100	3,782,700
Total liabilities	3,794,836	4,658,300
Partners' capital (deficit):		
General partner	(27,315)	(25,351)
Limited partners (note 10)	21,121,969	22,391,186
Total partners' capital	21,094,654	22,365,835
Total liabilities and partners' capital	$ 24,889,490	$ 27,024,135

The accompanying notes are an integral part of these statements.

Statements of Operations
For the Years Ended December 31,

	2001	2000	1999
Net lease revenue (notes 1 and 8)	$ 2,884,037	$ 3,563,609	$ 2,661,170
Other operating income (expenses):			
Depreciation and amortization (notes 1 and 4)	(1,925,882)	(1,824,630)	(1,689,585)
Other general and administrative expenses	(91,431)	(82,336)	(53,798)
Net gain (loss) on disposal of equipment	10,857	(3,402)	8,514
	(2,006,456)	(1,910,368)	(1,734,869)
Income from operations	877,581	1,653,241	926,301
Other income (expense):			
Interest income	49,062	79,797	88,664
Interest expense	(268,400)	(300,971)	-
	(219,338)	(221,174)	88,664
Net income	$ 658,243	$ 1,432,067	$ 1,014,965
Allocation of net income:			
General partner	$ 94,507	$ 122,087	$ 122,416
Limited partners	563,736	1,309,980	892,549
	$ 658,243	$ 1,432,067	$ 1,014,965
Limited partners' per unit share of net income	$ 0.35	$ 0.82	$ 0.56

The accompanying notes are an integral part of these statements.

Statements of Partners' Capital
For the Years Ended December 31, 2001, 2000 and 1999

	Limited Partners	General Partner	Total
Balances at January 1, 1999	$ 25,214,277	$ (5,349)	$ 25,208,928
Net income	892,549	122,416	1,014,965
Cash distributions	(2,466,151)	(129,797)	(2,595,948)
Balances at December 31, 1999	23,640,675	(12,730)	23,627,945
Net income	1,309,980	122,087	1,432,067
Cash distributions	(2,559,469)	(134,708)	(2,694,177)
Balances at December 31, 2000	22,391,186	(25,351)	22,365,835
Net income	563,736	94,507	658,243
Cash distributions	(1,832,953)	(96,471)	(1,929,424)
Balances at December 31, 2001	$ 21,121,969	$ (27,315)	$ 21,094,654

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
For the Years Ended December 31,

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 658,243	$ 1,432,067	$ 1,014,965
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	1,925,882	1,824,630	1,689,585
Net (gain) loss on disposal of equipment	(10,857)	3,402	(8,514)
Decrease (increase) in net lease receivables due from Leasing Company	52,242	209,792	(24,760)
Increase (decrease) in interest payable	(22,864)	35,000	-
Total adjustments	1,944,403	2,072,824	1,656,311
Net cash provided by operating activities	2,602,646	3,504,891	2,671,276
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	83,688	108,268	68,745
Purchases of container rental equipment	-	(5,309,840)	-
Acquisition fees paid to general partner	-	(13,312)	-
Net cash (used in) provided by investing activities	83,688	(5,214,884)	68,745
Cash flows from financing activities:			
Proceeds from issuance of term debt	-	5,043,600	-
Repayments of term debt	(840,600)	(420,300)	-
Cash deposits (restricted)	-	(750,000)	-
Payment of loan origination costs	-	(77,396)	-
Distributions to partners	(1,929,424)	(2,694,177)	(2,595,948)
Net cash provided by (used in) financing activities	(2,770,024)	1,101,727	(2,595,948)
Net increase (decrease) in cash and cash equivalents	(83,690)	(608,266)	144,073
Cash and cash equivalents at beginning of year	1,379,619	1,987,885	1,843,812
Cash and cash equivalents at end of year	$ 1,295,929	$ 1,379,619	$ 1,987,885
Supplementary disclosure of cash flow information:			
Cash paid during the year for interest	$ 291,264	$ 265,971	$ -

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Cronos Global Income Fund XVI, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on September 1, 1995, for the purpose of owning and leasing marine cargo containers, special purpose containers and container related equipment worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with the general partner. The Partnership shall continue until December 31, 2015, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on March 29, 1996, when the minimum subscription proceeds of $2,000,000 were received from over 100 subscribers (excluding from such count Pennsylvania residents, the general partner, and all affiliates of the general partner). On February 3, 1997, CCC suspended the offer and sale of units in the Partnership. The offering terminated on December 27, 1997, at which time 1,599,667 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exist between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 5 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(f) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(g) Container Rental Equipment

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Because the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. Because the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. There were no impairment charges to the carrying value of container rental equipment during 2000, 1999, and 1998.

Container rental equipment is depreciated using the straight-line basis. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $45,000 from June 1 to December 31, 2001.

(h) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state an annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(i) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(j) New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for all fiscal years beginning after June 15, 2002. This standard requires a company to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying value of the related long-lived asset. The Registrant is currently evaluating the impact that SFAS No. 143 will have on its financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for all fiscal years beginning after December 15, 2001 with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, but retains its fundamental provisions relating to the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long lived assets to be disposed of by sale. SFAS No. 144 will be adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements.

(k) Reclassification

The Partnership has reclassified net gain (loss) on disposal of equipment and impairment losses, from other income (loss) to other operating expenses, a component of income from operations. All periods have been adjusted to reflect this reclassification.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers, refrigerated containers and tank containers. As of December 31, 2001, the Partnership owned 4,469 twenty-foot, 1,486 forty-foot and 1,743 forty-foot high-cube marine dry cargo containers, as well as 89 twenty-foot and 298 forty-foot refrigerated high-cube cargo containers, and 52 twenty-four thousand-liter tanks. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
Dry cargo containers	$ 2,756,538	$ 3,228,347	$ 2,068,065
Refrigerated containers	1,360,471	1,424,639	1,493,838
Tank containers	150,950	156,837	171,213
Total	$ 4,267,959	$ 4,809,823	$ 3,733,116

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

No single sub-lessee of the Leasing Company contributed more than 10% of the Leasing Company's revenue earned on behalf of the Partnership during 2001. One sub-lessee of the Leasing Company contributed approximately 12% and 15% of the rental revenue earned on behalf of the Registrant during 2000 and 1999, respectively.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Organizational Costs

The Partnership incurred $249,799 in organizational costs during its offering period. These costs were fully amortized as of December 31, 1999.

(5) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease receivables at December 31, 2001 and 2000 were as follows:

	December 31, 2001	December 31, 2000
Gross lease receivables	$ 793,868	$ 879,378
Less:		
Direct operating payables and accrued expenses	365,435	307,566
Damage protection reserve (note 7)	47,883	99,909
Base management fees payable	102,576	119,286
Reimbursed administrative expenses	16,328	49,538
Allowance for doubtful accounts	38,842	40,616
Net lease receivables	$ 222,804	$ 262,463

(6) Equipment Debt

As of December 31, 2001, the Partnership's existing term loan debt was $3,782,700 plus estimated accrued interest of $12,136. On March 30, 2000, the Partnership borrowed $5,043,600 under a term loan for the purpose of acquiring additional equipment. The loan will be repaid in 18 remaining equal quarterly installments plus interest, through May 31, 2006. Interest accrues at the rate of 1.75% above the LIBOR rate which is calculated on the first day of each quarterly interest period. During 2001, the interest rates ranged from 3.85% to 8.50%. During 2000, the interest rates ranged from 7.88% to 8.58%. The loan is secured by containers owned by the Partnership, as well as, any income generated in connection with the containers including lease revenue and sales proceeds. A restricted deposit of $750,000 is held in an account with the lender as additional collateral.

As of December 31, 2001, the estimated fair value of the term loan debt was $3,774,652. The fair value of the term loan has been calculated using the market rates prevailing at December 31, 2001.

(7) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 5). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(8) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for 2001, 2000 and 1999:

	2001	2000	1999
Rental revenue	$ 4,267,959	$ 4,809,823	$ 3,733,116
Less:			
Rental equipment operating expenses	892,245	712,192	636,329
Base management fees (note 9)	295,533	324,549	258,283
Reimbursed administrative expenses (note 9):			
Salaries	131,987	140,759	92,865
Other payroll related expenses	13,388	12,896	15,861
General administrative expenses	50,769	55,818	68,608
	$ 2,884,037	$ 3,563,609	$ 2,661,170

(9) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2001	2000	1999
Base management fees	$ 295,533	$ 324,549	$ 258,283
Reimbursed administrative expenses	196,144	209,473	177,334
Acquisition fees	-	13,312	-
	$ 491,677	$ 547,334	$ 435,617

(10) Limited Partners' Capital

The limited partners' per unit share of capital at December 31, 2001, 2000 and 1999 was $13, $14 and $15, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 1,599,667, the total number of limited partnership units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Registrant's primary objective is to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relies primarily on net lease revenue receipts to meet this objective. No credit lines are maintained to finance working capital.

During 2000, the Registrant borrowed $5,043,600 under a term loan for the purpose of acquiring additional equipment. The term loan was obtained from one lending source allowing the Registrant to take advantage of equipment purchasing opportunities pursuant to the Registrant's agreement. The loan, due to expire in the year 2006, is scheduled to be repaid in 18 remaining quarterly installments from the Registrant's cash generated from operations. Additionally, as a condition to the loan's initial closing, the Registrant was required to place a restricted deposit of $750,000 in an account with the lender. Interest on this deposit is remitted to the Registrant on a quarterly basis. This deposit is reflected as part of the Registrant's Other Assets.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement.

From inception through February 28, 2002, the Registrant has distributed $12,415,686 in cash from operations to its limited partners, or 39% of the limited partners' original invested capital. Distributions are paid monthly based primarily on each quarter's cash flow from operations. Monthly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner.

At December 31, 2001, the Registrant had $1,295,929 in cash and cash equivalents, a decrease of $83,690 and $691,956 from cash balances at December 31, 2000 and 1999, respectively. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $2,602,646 and $3,504,891 during 2001 and 2000, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities during 2001 and 2000 included proceeds generated from the sale of rental equipment of $83,688 and $108,268, respectively. During 2000, the Registrant used $5,309,840 to purchase 700 twenty-foot, 450 forty-foot and 1,200 forty-foot high-cube marine dry cargo containers. This amount was obtained from the Registrant's borrowings under a term loan and cash balances generated from operations.

Cash from Financing Activities: During 2001, net cash used in financing activities was $2,770,024, as compared to net cash provided by financing activities of $1,101,727 during 2000. The net cash used by financing activities during 2001 was comprised of $1,929,424 in distributions to the Registrant's general and limited partners, as well as $840,600 in repayments of term debt. During 2000, the Registrant borrowed $5,043,600 under a term loan for the purpose of acquiring additional equipment. The term loan was obtained from one lending source allowing the Registrant to take advantage of equipment purchasing opportunities pursuant to the Registrant's Partnership Agreement. The loan, due to expire in the year 2006, is scheduled to be repaid in 18 remaining quarterly installments from the Registrant's cash generated from operations. Additionally, as a condition to the loan's initial closing, the Registrant was required to place a restricted deposit of $750,000 in an account with the lender. Interest on this deposit is remitted to the Registrant on a quarterly basis. This deposit is reflected as part of the Registrant's Other Assets. Repayments, as well as loan origination costs associated with the loan were $420,300 and $77,396, respectively, during 2000. During 2000, the Registrant also distributed $2,694,177 to its general and limited partners.

Results of Operations

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

A Leasing Agent Agreement ("Agreement") exists between the Registrant and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. At December 31, 2001, 99% of the original equipment remained in the Registrant's fleet, unchanged from December 31, 2000. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2001.

	Dry Cargo Containers			Refrigerated Containers		Tank Containers
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot High-Cube	24,000-Liter
Containers on lease:						
Master lease	2,185	517	618	26	80	17
Term lease (1-5 years)	1,047	550	761	58	209	23
Subtotal	3,232	1,067	1,379	84	289	40
Containers off lease	1,237	419	364	5	9	12
Total container fleet	4,469	1,486	1,743	89	298	52

	Dry Cargo Containers						Refrigerated Containers				Tank Containers	
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot		24,000-Liter	
	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	4,553	100%	1,500	100%	1,750	100%	90	100%	300	100%	52	100%
Less disposals	84	2%	14	1%	7	1%	1	1%	2	1%	-	-%
Remaining fleet at December 31, 2001	4,469	98%	1,486	99%	1,743	99%	89	99%	298	99%	52	100%

The demand for dry cargo containers has been adversely affected by the slowdown in the global economy resulting in an excess supply of containers in many locations. Transpacific trade, a large proportion of which consists of technology-related goods, has been largely affected by the slowdown of the US economy, while the contraction in the Japanese economy contributed to lower levels of intra-asian trade. For the first time in many years, the GDP growth rates of the United States, Europe, and Japan decelerated simultaneously, contributing to lower utilization rates and higher container inventories throughout the world.

As a result of the increasing world-wide container inventories during 2001, the demand for new container production has declined. Although a slowdown in new container production should have positive short and long-term effects for the container leasing industry, a reduction in new containers will not significantly reduce off-hire container inventories without an improvement in the world's economies. During the fourth quarter of 2001, prices for new containers reached historic lows, creating further downward pressures on future per-diem rates and container residual values.

Recent corporate failures and defaults within the credit markets, as well as an increasingly cautious business climate since September 11, 2001, have contributed to lower levels of capital available for new container purchases. Accordingly, a more conservative credit market should result in a reduction of funding for new container production and, in the short term, contribute to improving the level of off-hire container inventories for both leasing companies and shipping lines. In response to the foregoing, the Leasing Company continues to implement a number of marketing initiatives which are designed to target identified leasing opportunities and enhance inventory management of the Registrant's fleet.

The effect of the slowdown in global economic conditions on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, appear to have created a condition of excess shipping capacity. This may ultimately result in some shipping lines experiencing financial difficulty, insolvency, or consolidation and ultimately influence the demand for leased containers. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	10,951	9,288	6,817
Refrigerated containers	686	687	688
Tank containers	52	52	52
Average utilization rates			
Dry cargo containers	75%	83%	77%
Refrigerated containers	97%	98%	99%
Tank containers	77%	72%	73%

During 2001, the Registrant's dry and refrigerated cargo container per-diem rental rates decreased by 6% and 5%, respectively, from 2000 levels. The average tank container per-diem rental rate declined 6% when compared to the prior year. Despite a larger average fleet size during 2001, the net reduction in average per-diem rental rates, combined with the effects of the decline in the average dry cargo container utilization rates, contributed to a 11% decline in gross rental revenue (a component of net lease revenue) for 2001 when compared to the previous year.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Income from operations for the year ended December 31, 2001 was $877,581, compared to $1,653,241 for the prior year. The decrease was primarily due to a decline in net lease revenue of $679,572 and a $101,252 increase in depreciation expense.

Net lease revenue was $2,884,037 for the year 2001 compared to $3,563,609 for the prior year. The decrease was due to a $541,864 decline in gross rental revenue and a $180,053 increase in rental equipment operating expenses from the year 2000. Gross rental revenue was impacted by lower per-diem rental rates and lower combined fleet utilization rates. The increase in direct operating expense was attributable to the Registrant's lower dry cargo container utilization rate in 2001, and its impact on activity based expenses such as storage, handling and repair and maintenance. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $42,345 when compared to the year 2000. This decline was attributable to the operating performance of the fleet.

Depreciation expense of $1,925,882 in 2001 was $101,252 greater than 2000, primarily due to a larger average fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $45,000 since June 1, 2001.

Other general and administrative expenses were $91,431 in 2001, an increase of $9,095 or 11% when compared to 2000. Contributing to this increase were professional fees, costs related to investor communications and net exchange rate losses.

Net gain (loss) on disposal of equipment was a result of the Registrant disposing of 34 containers in 2001, as compared to 32 containers during 2000. These disposals resulted in a net gain of $10,857 for 2001, compared to a net loss of $3,402 for 2000. The Registrant believes that the net gain on container disposals in 2001 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals. As a result of current world events and market conditions, the Registrant re-evaluated its asset impairment criteria pursuant to the Financial Accounting Standards Board's accounting pronouncement SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." There were no reductions to the carrying value of container rental equipment during 2001, 2000, and 1999.

Interest expense of $268,400 for the year 2001 was $32,571 lower than the prior year. This decrease was attributable to lower interest rates and lower average term debt balances outstanding during the year.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Income from operations for the year ended December 31, 2000 was $1,653,241, compared to $926,301 for the prior year. The increase was primarily due to an increase in net lease revenue of $902,439.

Net lease revenue of $3,563,609 for the year 2000 was $902,439 higher compared to the prior year. The increase was primarily attributable to a $1,076,707 increase in gross rental revenue, resulting from a larger fleet size and higher utilization rates during the year. Both the larger fleet size and higher utilization rates offset the effects of lower per-diem rental rates. Average dry cargo and refrigerated container per-diem rental rates decreased 8% and 5%, respectively, from 1999 levels. The average tank container per-diem rental rates decreased by 10% when compared to the prior year. Increases in the registrant's fleet size contributed to a $75,863 increase in rental equipment operating expenses. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were greater by a combined $98,405 when compared to the prior year, a result of the Registrant's fleet size and its operating performance.

Depreciation expense of $1,824,630 in 2000 was $135,045 greater than 1999 due to a larger fleet size.

Other general and administrative expenses increased to $82,336 in 2000, from $53,798 in 1999, representing an increase of $28,538. Contributing to this increase were professional fees and costs related to investor communications.

Net gain (loss) on disposal of equipment was a result of the Registrant disposing of 32 containers during 2000, as compared to 22 containers during 1999. These disposals resulted in a net loss of $3,402 for 2000, as compared to a net gain of $8,514 for 1999. The Registrant believes that the net loss on container disposals in 2000 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

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CRONOS GLOBAL INCOME FUND XVI, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 15th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



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